

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2024

Zhihui Yang
Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People's Republic of China

  Re: New Oriental Education & Technology Group Inc.
    Form 20-F for Fiscal Year Ended May 31, 2023
    File No. 001-32993

Dear Zhihui Yang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Disclosure Review Program

cc: Haiping Li